<u>Steve Nooyen Bio</u>
March, 2023

Work History:

Steve Nooyen is the founder/owner of We Care Senior Care, Inc which operates fifteen franchises of Home Instead, Inc (an Honor Company). Steve started the company in 1997. Home Instead is the world's largest provider of comprehensive, non-medical in-home care services for the elderly. Steve's company maintains administrative offices and CarePro staff in Wisconsin, Kentucky, Tennessee, and Alabama. The WCSC Corp office is located in Green Bay, Wisconsin. They employ over 1200 full and part-time employees, and represent the largest of the more than 600 North American franchise groups for Home Instead, Inc.

Prior to 1997, Steve worked in sales for Automatic Data Processing (ADP), Dunn & Bradstreet, and Systems & Programming Resources. Steve is a 1988 graduate of Marquette University in Milwaukee, WI.

Steve and his wife, Kristi, have been married for 34 years and live in Sturgeon Bay, WI. They have two grown children. In 2015 Steve and Kristi started Wheelchair Whitetails, LLC which provides outdoor adventures including meals, lodging, and 3-day hunts for people with disabilities at no cost to the participants.